UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
Third Amendment

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ALLIANCE BIOENERGY PLUS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

01890B106
(CUSIP Number)

W. Johan Sturm
400 North Congress Avenue
West Palm Bach, FL 33401
(888) 607-3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2015
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 01890B106       13D

1.	NAMES OF REPORTING PERSONS
Johan W. Sturm
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO (see Item 3, below)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER	3,020,366
		8.	SHARED VOTING POWER	6,021,420
		9.	SOLE DISPOSITIVE POWER	3,020,366
		10.	SHARED DISPOSITIVE POWER	6,021,420

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,041,786
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.27%
14.	TYPE OF REPORTING PERSON
IN/CO

EXPLANATORY NOTE

The purpose of this Amendment #3 to Schedule 13D filing is to disclose ownership of Alliance BioEnergy Plus, Inc. (the “Company”) Common Stock par value $0.001 (the “Stock”). On April 2, 2012, the reporting person acquired 5,000,000 shares of founders stock of the Company for a total consideration of $5,000. Thereafter, the reporting person divested 225,000 of said shares to the reporting person’s children and 553,540 of the shares to Animated Family Films, Inc., a company of which the reporting person is a beneficial owner and 1,070,144 of the shares to unrelated third parties. During the period September 16-23, 2015, the reporting person sold an aggregate of 73,050 shares. As of the date of this report, the reporting person owns or has beneficial ownership of 3,020,366 shares of Stock. On December 26, 2013, AMG Energy Solutions, Inc. (“AMG”), a company of which the reporting person is a beneficial owner, entered into a transaction with the Company whereby the Company issued 7,000,000 shares of Stock to AMG in exchange for the Company acquiring an interest in AMG. Thereafter, AMG transferred 978,580 of the shares to third parties in private transactions leaving 6,021,420 shares currently owned by AMG.

This Schedule 13D is being filed by Johan W. Sturm to disclose its ownership of approximately 23.27% of the Company’s outstanding Stock.

Item 1. Security and Issuer.

The name of the issuer is Alliance BioEnergy Plus, Inc., a Nevada corporation which has its principal offices at 400 North Congress Ave. Suite 130, West Palm Beach, FL 33401 (the “Company”). This statement relates to the Company’s Common Stock par value $0.001.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by W. Johan Sturm, 400 North Congress Ave. Suite 130, West Palm Beach, FL 33401 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

5,000,000 shares of Stock were acquired for a cash payment of $5,000. Thereafter, the reporting person has divested an aggregate of 1,979,634 of said shares through the date of this report. 6,021,420 of the shares were acquired by AMG Energy Solutions, Inc. (“AMG”), a company of which the reporting person is a beneficial owner, which entered into a transaction with the Company whereby the Company issued 6,021,420 shares of Stock to AMG in exchange for the Company acquiring an interest in AMG. See Explanatory Note, above.

Item 4. Purpose of Transaction.

The Reporting Person acquired 5,000,000 of the shares of Stock for a cash payment of $5,000 and 7,000,000 shares of Stock were acquired by AMG in exchange for the Company acquiring an interest in AMG. Thereafter, the reporting person divested an aggregate of 1,979,634 of the shares and AMG transferred 978,580 of the shares to third parties in private transactions leaving 6,021,420 shares currently owned by AMG.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 9,041,786 shares of Company Stock. The Reporting Person believes the number of shares of the Company’s outstanding common stock to be 38,853,382 as of August 5, 2015. Said amount includes all shares issuable to the Reporting Person on account of Warrants held by the Reporting Person exercisable within sixty (60) days of the date of this report. Other than as described therein, the Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of 3,020,366 shares of the Stock and joint power to vote 6,021,420 shares of the Stock.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	Except as reported herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2015

/s/ Johan W. Sturm
Johan W. Sturm